

4/1/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH, D.C.
354
SECTION

SEC FILE NUMBER
8- 51393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST TENNESSEE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 CROSSOVER LANE, SUITE 150
(No. and Street)

MEMPHIS	TENNESSEE	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD A. RITCHESON (901) 435-8014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN
(Name – *if individual, state last, first, middle name*)

100 PEABODY PLACE, SUITE 1100	MEMPHIS	TENNESSEE	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/1/2002

FIRST TENNESSEE SECURITIES CORPORATION
OATH OR AFFIRMATION

I, Martin P. Rizzo, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of First Tennessee Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Martin P. Rizzo

Chief Financial Officer

Subscribed and
sworn to before me this

26th day of February 2002



Notary Public

My Commission Expires 10-12-04

This report * contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income (Loss)
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
x	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
x	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
x	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
(1)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
(1)	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

(1) A reconciliation has not been included as there are no material reconciling items.


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder of
First Tennessee Securities Corporation:

We have audited the accompanying statement of financial condition of **FIRST TENNESSEE SECURITIES CORPORATION** (the "Company", a Tennessee corporation and a wholly owned subsidiary of First Tennessee Bank National Association) as of December 31, 2001, and the related statements of income, shareholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tennessee Securities Corporation at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Memphis, Tennessee,
February 1, 2002.

FIRST TENNESSEE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash and cash equivalents	$ 5,664,355
Cash segregated for regulatory purposes	1,000,000
Securities owned, at market value	48,016,736
Securities purchased under agreements to resell	34,940,787
Receivables from customers, net	22,648,118
Receivables from brokers and dealers, net	19,830,528
Receivables from clearing organization, net	3,867,091
Deposit with clearing organization	250,000
Accrued interest receivable	694,670
Furniture, equipment and leasehold improvements, net	1,344,178
Goodwill and other intangibles	13,293,672
Other assets	609,782
	$152,159,917

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Securities sold, not yet purchased, at market value	$ 33,139,644
Short-term borrowings from FTBNA	42,385,000
Payables to customers, net	10,636,975
Payables to brokers and dealers, net	2,710,840
Accrued compensation and benefits	4,526,750
Due to First Tennessee Bank National Association	1,264,265
Accrued interest payable	520,924
Other accrued expenses	811,492
	95,995,890
SHAREHOLDER'S EQUITY:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	54,999,000
Retained earnings	1,164,027
Total shareholder's equity	56,164,027
	$152,159,917

The accompanying notes are an integral part of this statement.

FIRST TENNESSEE SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Net trading income	$ 35,064,194
Interest income	2,392,834
Investment banking fees	630,966
	38,087,994
EXPENSES:	
Employee compensation and benefits	23,737,618
Communication and delivery	3,404,645
Interest expense	1,782,090
Operations services	1,444,113
Travel and entertainment	1,393,524
Depreciation and amortization	945,176
Occupancy	697,724
Professional Fees	267,640
Other expenses	955,668
	34,628,198
INCOME BEFORE INTERCOMPANY CHARGE IN LIEU OF INCOME TAXES	3,459,796
INTERCOMPANY CHARGE IN LIEU OF INCOME TAXES	1,241,491
NET INCOME	$ 2,218,305

The accompanying notes are an integral part of this statement.

FIRST TENNESSEE SECURITIES CORPORATION

STATEMENT OF SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings/ (Deficit)	Total
	Shares	Amount			
BALANCE, December 31, 2000	1,000	$1,000	$ 9,999,000	$(1,054,278)	$ 8,945,722
Capital contributions	-	-	45,000,000	-	45,000,000
Net income	-	-	-	2,218,305	2,218,305
BALANCE, December 31, 2001	**1,000**	**$1,000**	**$54,999,000**	**$ 1,164,027**	**$56,164,027**

The accompanying notes are an integral part of this statement.

FIRST TENNESSEE SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE, December 31, 2000	$ -
Issuance of subordinated notes	20,000,000
Payments of subordinated notes	(20,000,000)
BALANCE, December 31, 2001	**$ -**

The accompanying notes are an integral part of this statement.

FIRST TENNESSEE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,218,305
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	945,176
Changes in operating assets and liabilities:	
Cash segregated for regulatory purposes	(670,000)
Securities owned, at market value	(36,724,474)
Securities purchased under agreements to resell	(33,915,137)
Receivables from customers, net	(10,324,179)
Receivables from brokers and dealers, net	(17,119,688)
Receivables from clearing organization, net	(3,697,344)
Accrued interest receivable	(380,782)
Other assets	(519,899)
Securities sold, not yet purchased, at market value	31,980,907
Accrued compensation and benefits	4,474,450
Due to/from First Tennessee Bank National Association, net	1,681,075
Accrued interest payable	493,757
Other accrued expenses	478,322
Net cash used in operating activities	(61,079,511)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture, fixtures and leasehold improvements	(1,571,107)
Business acquisition	(13,650,000)
Net cash used by investing activities	(15,221,107)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from short-term borrowings	36,535,000
Proceeds from capital contributions	45,000,000
Net cash provided by financing activities	81,535,000
INCREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR	5,234,382
CASH AND CASH EQUIVALENTS, beginning of year	429,973
CASH AND CASH EQUIVALENTS, end of year	$ 5,664,355

The accompanying notes are an integral part of this statement.

FIRST TENNESSEE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

First Tennessee Securities Corporation (the "Company"), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker and dealer of certain debt and equity instruments, including municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks and other asset-backed securities and derivatives thereof. The Company also engages in investment banking and investment advisory services. The Company is registered as a securities dealer with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, Inc. ("NASD"), the Municipal Securities Rule Making Board ("MSRB") and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies.

The Company was capitalized on January 19, 1999, as a wholly owned subsidiary of First Tennessee Bank National Association ("FTBNA"), which is a wholly owned subsidiary of First Tennessee National Corporation ("FTNC"). As a subsidiary of a national bank, the Company is also subject to the rules and regulations of the Office of the Comptroller of the Currency ("OCC").

Recent Accounting Pronouncements

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This statement did not materially impact the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board finalized SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that companies use the purchase method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in business combinations. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to an assessment for impairment using a fair-value-based test at least annually. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, which for the Company will mean January 1, 2002. The Company estimates the impact of adopting this new standard will be to reduce amortization expense annually by approximately $683,000 without regard to any new acquisitions or future impairment that may occur, the effect of which cannot be predicted at this time.

Statement of Cash Flows

Cash and cash equivalents as presented in the statement of cash flows included cash on hand and due from banks and excludes cash segregated for regulatory purposes.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Securities transactions in regular-way trades are recorded on a trade date basis, as if they had settled.

Amounts receivable and payable on unsettled transactions are recorded net on the statement of financial condition. Securities failed-to-deliver/ receive are recorded on a net-by-counterparty basis. As of December 31, 2001, amounts receivable from customers include securities failed-to-deliver of approximately $15,210,000, whereas substantially all of the amounts payable to customers related to securities failed-to-receive. Likewise, as of December 31, 2001, substantially all of the amounts receivable from and payable to brokers and dealers related to securities failed-to-deliver and failed-to-receive, respectively.

Marketable securities are valued at market value using quoted market prices as determined through third party pricing services. Securities not readily marketable are valued at fair values as determined by management.

Delayed delivery contracts to buy and sell securities with settlement dates that exceed regular-way settlement dates are recorded in the statement of financial condition at fair market value.

Transactions involving short-term purchases of securities under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. Securities delivered under these transactions are delivered to either the dealer custody account at the Federal Reserve Bank or to the applicable counterparty. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of leasehold improvements, office furniture and fixtures, computer equipment and other electronic data processing equipment. Depreciation expense for furniture, fixtures and equipment is computed over estimated useful lives of five to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method. As of December 31, 2001, property, plant and equipment totaled $1,344,178, net of $993,307 in accumulated depreciation and amortization.

Commissions

Net trading income includes commissions, net realized gains/(losses) on principal transactions and unrealized gains/(losses) from marked-to-market trading securities. Commissions and related clearing expenses on securities transactions are recorded on a trade date basis as securities transactions occur.

Investment Banking Fees

Investment banking fees include gains, losses and fees arising from securities offerings in which the Company acts as underwriter or agent. Investment banking fees also include fees earned from providing merger-and-acquisition, financial structuring advisory and related services. These fees are generally recorded at the settlement date or at the time of the underwriting is completed, at which time the income is reasonably fixed and determinable.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. BUSINESS COMBINATIONS

On January 2, 2001, the Company made a cash payment of $13,650,000 to acquire Midwest Research – Maxus Group Limited ("Midwest"), a Cleveland, Ohio-based institutional equity research firm. The acquisition was accounted for as a purchase and substantially all of the purchase price was allocated to goodwill, which is being amortized over twenty years. This allocation was determined based on preliminary estimates of fair values and could change; however, the Company does not believe that the final purchase price allocation will differ significantly from the preliminary allocation. During 2001, goodwill amortization expense of approximately $683,000 was recognized.

As a result of the acquisition of Midwest, the Company has contractually agreed to make certain performance-based payments to certain of the former owners of Midwest. Such payments are calculated as a percentage of the Company's revenues for each of the three years ending December 31, 2001, 2002 and 2003. As of December 31, 2001, payments due to the former owners of Midwest under this arrangement totaled $326,000.

3. INCOME TAXES

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FTNC, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the company filed on a separate return basis. For state income taxes, the Company provides intercompany charges or credits in lieu of income taxes based on the Company's income before such charges or credits and the applicable state tax rate, adjusted by the combined apportionment factor utilized in the FTNC consolidated Tennessee state tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. The 2001 intercompany charge in lieu of income taxes of $1,241,491 consists of $1,163,596 and $77,895 current federal and state taxes, respectively. As of December 31, 2001, the Company had no material deferred taxes. As of December 31, 2001, $633,099 was due to FTBNA for payment of income taxes and is reflected on the Company's statement of financial condition as a component of Due to First Tennessee Bank National Association.

The difference between the intercompany charge and the amount that results from applying the statutory Federal income tax rate of 35% to income before the intercompany charge in lieu of income taxes is principally related to State income taxes.

4. TRANSACTIONS WITH RELATED PARTIES

Lines of Credit

Effective July 31, 2001, the Company renewed and increased its line of credit agreement with FTBNA, which has a maximum principal balance of $75,000,000 and matures on August 31, 2002. Borrowings are payable monthly, including interest at a variable rate equal to the one-month LIBOR rate plus 0.50% (2.37% as of December 31, 2001). Based on the terms of the related security agreement, collateral of up

4. TRANSACTIONS WITH RELATED PARTIES (continued)

to 120% of the outstanding principal balance is required to be pledged. The collateral percent may vary based on the mix of the security inventory. At December 31, 2001, securities inventory and certain related receivables with a fair value of approximately $52,357,000 were pledged as collateral to secure these borrowings.

During the year, the Company received and repaid two advances totaling $20,000,000 on its Revolving Subordinated Loan Agreement with FTNC. This line of credit has a maximum principal balance of $10,000,000 and matures on June 18, 2009. Borrowings mature one year from the date of advance including interest at the Prime rate. Borrowings under this agreement are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid without the prior approval of the NASD. There were no such borrowings outstanding at December 31, 2001.

During 2001, the Company made cash payments of approximately $417,000 related to these lines of credit.

Other Related Party Transactions

FTBNA and FTNC provide the Company certain accounting, administrative, audit and legal functions at a fee payable monthly pursuant to various administrative services agreements between the Company and FTBNA and FTNC. During the year ended December 31, 2001, the Company paid approximately $128,000 in fees for such services. In addition, the Company leases office space and furniture and fixtures from FTBNA under a similar agreement. During the period ended December 31, 2001, the Company paid approximately $54,000 in rent to FTBNA.

The Company's cash is held in non-interest bearing checking accounts with FTBNA.

Certain employees operate under an informal employee-sharing arrangement between the Company and FTBNA. Salaries and other compensation for those employees that incur time related to both Company and FTBNA operating activities are allocated based on management's discretion.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FTNC, including a defined benefit pension plan, a contributory savings plan and a post-retirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels and other relevant measures. The total allocated cost of these benefit plans was approximately $543,000 during the period ended December 31, 2001.

Certain employees of the Company also receive non-qualified stock options issued by FTNC as part of their aggregate compensation. The effect of these transactions is not reflected in the Company's financial statements.

5. REGULATORY REQUIREMENTS

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Act"). The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $250,000 or two percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, as defined, plus additional amounts required for brokers and dealers engaged in market making activities. At December 31, 2001, the Company's net capital, as defined, totaled $16,678,763, which was $15,995,738 greater than its required net capital of $683,025.

5. REGULATORY REQUIREMENTS (continued)

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the Computation for Determination of Reserve Requirement at December 31, 2001, no funds were required to be segregated. However, at December 31, 2001, the Company voluntarily segregated $1,000,000 for the exclusive benefit of customers.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments included in the Company's statement of financial condition consist of cash, trading securities, securities purchased under agreements to resell, securities sold, not yet purchased, and short-term borrowings. Securities owned and securities sold, not yet purchased, are accounted for at fair value. Securities purchased under agreements to resell and short-term borrowings are reported at amortized cost, which approximates fair value. As of December 31, 2001, securities owned totaled $48,016,736, which consisted of corporate debt securities of $26,422,489, various tranches of privately issued debt obligations of $18,834,235, U.S. government and government agency securities of $1,723,507 and equity and other securities of $1,036,505. Securities sold, not yet purchased, totaled $33,139,644, consisting of U.S. government securities of $14,775,382, corporate debt securities of $17,365,008 and various equity securities amounting to $999,254.

In the normal course of business, the Company is engaged in trading various financial instruments that may expose the Company to credit risk in the event a counterparty is unable to fulfill its contractual obligations. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. There are no concentrations of credit risk with any customer or broker-dealer.

7. COMMITMENTS AND CONTINGENCIES

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from these actions will not have a material adverse effect on the financial statements of the Company.

The Company leases office space related to Midwest's operations pursuant to certain non-cancelable operating leases. Future minimum commitments as of December 31, 2001 under these operating leases are as follows:

Year	
2002	$ 233,610
2003	251,580
2004	251,580
2005	269,550
2006	269,550
Thereafter	575,040
	$1,850,910

SCHEDULE I

FIRST TENNESSEE SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2001

Total shareholder's equity	$ 56,164,027
Allowable credits or (deductions)	-
Less non-allowable assets	(18,396,823)
Net capital, before haircut on securities	37,767,204
Less haircut on securities	(21,088,441)
Net capital, as defined	16,678,763
Net capital required	683,025
Excess net capital	$ 15,995,738

Reconciliation with the Company's net capital computation (included in Part II of Form X-17a-5 as of December 31, 2001)

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$17,393,206
Increase in non-allowable assets as a result of audit adjustment to operating cash	(873,960)
Other audit adjustments, net	159,517
Net capital per above	$16,678,763

Note: The above information is in agreement in all material respects with the unaudited FOCUS Report Part IIA filed by the Company as of December 31, 2001.

SCHEDULE II

FIRST TENNESSEE SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT

AS OF DECEMBER 31, 2001

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$19,377,533
Monies borrowed collateralized by securities loaned	646,400
Monies payable against customers' securities loaned	774,464
Customers' securities failed to receive	3,071,864
Total credit items	$ 23,870,261
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$24,475,165
Failed to deliver of customers securities not older than 30 calendar days	9,676,093
Gross debits	34,151,258
Less 3 percent charge	1,024,537
Total debit items	33,126,721
Excess of total debits over total credits	$ 9,256,460
Required deposit	None
Amount held on deposit in Reserve Bank Account(s), including value of qualified securities, at end of reporting period	$1,000,000

Note: The above information is in agreement in all material respects with the unaudited FOCUS Report Part IIA filed by the Company as of December 31, 2001.

FIRST TENNESSEE SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

AS OF DECEMBER 31, 2001

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$	-
A. Number of items		-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3:	$	-
A. Number of items		-


ANDERSEN

SUPPLEMENTAL REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE

To the Board of Directors and Shareholder of
First Tennessee Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of First Tennessee Securities Corporation (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3; making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13; and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Memphis, Tennessee,
February 1, 2002.



ANDERSEN

First Tennessee Securities Corporation

Annual Report On Form X-17a-5 Part III
for the Year Ended December 31, 2001
Together With Auditors' Report